ENERGY POWER SYSTEMS LIMITED

NEWS RELEASE


Toronto, November 13, 2001. Energy Power Systems Limited (OTCBB:
EYPSF) (www.epsx.com) ("Energy Power" or the "Company") announces that it has issued audited consolidated financial statements for the year ended June 30, 2001. These statements reflect the following activities of Energy Power and it's subsidiaries operating as an Engineering & Offshore Division and an Oil & Gas
Division:

-	consolidated revenues of $19.2 million for the year ended June 30, 2001
($18.9 million -2000);

- 	consolidated gross profits of $2.5 million for the year ended June 30, 2001
($3.8 - 2000);

- 	consolidated EBITDA of $0.2 million for the year ended June 30, 2001 ($0.3 million negative EBITDA -2000);

-	consolidated loss from continuing operations of $1 million for the year ended
June 30, 2001. Profit from continuing operations would have been $0.5 million before a non-cash charge of $1.5 million. ($1.4 million  - 2000); and

- consolidated basic and fully diluted loss per share from continuing operations of $0.23 ($0.46 per share - 2000).

Energy Power's consolidated revenues of $19.2 million for the year ending June 30, 2001 increased by 1% from $18.9 million reported during the same period the previous year. Increased activity from the Company's Engineering and Offshore Division and new sources of revenue from the Company's Oil and Gas Division, which commenced February 1, 2001, contributed to this revenue growth.

Consolidated EBITDA of $0.2 million for the twelve-month period ending June
30, 2001 was substantially higher against a consolidated EBITDA loss of $0.3 million reported for the previous twelve month period, a swing of $0.5 million. The consolidated EBITDA increase was largely due to the benefits of a corporate restructuring initiated at the end of fiscal 2000 as well as the additional cash flow from the introduction of the Oil and Gas Division. "It was our corporate objective at the end of last year to turn the Company cash flow positive this fiscal year," stated Scott Hargreaves CFO, "to achieve this we eliminated two non-core subsidiaries and created the Oil & Gas Division. We are most pleased with the positive trending improvement in cash flow as EBITDA increased $0.5 million for the twelve month period ending June 30, 2001."

Consolidated loss from continuing operations for the twelve month period ending June 30, 2001 was $1.0 million, 29% less than the loss from continuing operations reported for the previous twelve month period. Profit from continuing operations would have been $0.5 million before a non-cash charge of $1.5 million.





- 2 -


The Engineering and Offshore Division is currently working on a backlog of contracts to carry over the next fiscal year and beyond. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Engineering and Offshore Division. In addition the Oil and Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil & gas reserves and production.




About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Oil & Gas Division and an Engineering and Offshore Division.

The Company had approximately 7.3 million shares of common stock issued and outstanding at the week ending November 10, 2001.

-30-

For further information contact:	Scott T. Hargreaves, CA, CFA
					Chief Financial Officer
					Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.






Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6
Telephone: (416) 861-1484, Facsimile: (416) 861-9623
 www.epsx.com